UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Oragenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

684023-20 3

(CUSIP Number)

Mark A. Catchur

Shumaker, Loop & Kendrick LLP

101 E. Kennedy Blvd. Suite 2800

Tampa, FL 33602

(813) 229-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koski Family Limited Partnership 75-2707549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,428,667 (1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,428,667 (1) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 13,464,627 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 9,767,742 shares of Oragenics Inc. common stock held directly and 660,925 shares of common stock able to be acquired upon immediately exerciseable warrants at $2.00 per share held by the Koski Family Limited Partnership (the “KFLP Warrants”).
(2)	Based upon 29,660,005 shares, which includes (i) 27,489,080 Company shares outstanding as of January 31, 2012; (ii) the KFLP Warrants; and (iii) 1,510,000 warrants held by partners of the KFLP and trusts of which Robert Koski, a partner of the KFLP and director of Issuer, serves as sole trustee.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 994,147 (3) (See Item 5)
	8.	Shared Voting Power 10,428,667 (1) (4) (See Item 5)
	9.	Sole Dispositive Power 994,147 (See Item 5)
	10.	Shared Dispositive Power 10,428,667 (1) (4) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,422,814 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 39.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(3)	Includes 494,147 shares of Oragenics Inc. common stock held directly and 500,000 shares of common stock able to be acquired upon immediately exerciseable warrants at $2.00 per share held by Ms. Koski.
(4)	Represents shares beneficially owned by the Koski Family Limited Partnership (“KFLP”) of which Ms. Koski is a general partner and may be deemed to have beneficial ownership. Ms. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 1,052,147 (5) (See Item 5)
	8.	Shared Voting Power 10,428,667 (1) (6) (See Item 5)
	9.	Sole Dispositive Power 1,052,147 (5) (See Item 5)
	10.	Shared Dispositive Power 10,428,667 (1) (6) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,480,814 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 40.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(5)	Includes: (a) 54,481 shares owned directly by Mr. Robert Koski; and (b) 497,666 shares and warrants to acquire 500,000 shares owned by trusts which Mr. Koski serves as sole trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (100,000 shares and 100,000 warrant shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (100,000 shares and 100,000 warrant shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (100,000 shares and 100,000 warrant shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (100,000 shares and 100,000 warrant shares) and the Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (97,666 shares and 100,000 warrant shares).
(6)	Represents shares beneficially owned by the KFLP, of which Mr. Robert Koski is a general partner and may be deemed to have beneficial ownership. Mr. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Beverly L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 20,000 (7) (See Item 5)
	8.	Shared Voting Power 10,428,667 (1) (8) (See Item 5)
	9.	Sole Dispositive Power 20,000 (7) (See Item 5)
	10.	Shared Dispositive Power 10,428,667 (1) (8) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,448,667 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 37.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(7)	Includes 10,000 shares of Oragenics Inc. common stock held directly and 10,000 shares able to be acquired upon immediately exerciseable warrants at $2.00 per share issued to Koski Management, Inc.
(8)	Represents shares beneficially owned by the KFLP, of which Koski Management Inc. is a general partner. Ms. Beverly Koski is the sole shareholder of Koski Management, Inc. and disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest through Koski Management, Inc.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 969,666 (9) (See Item 5)
	8.	Shared Voting Power 10,428,667 (1) (10) (See Item 5)
	9.	Sole Dispositive Power 969,666 (9) (See Item 5)
	10.	Shared Dispositive Power 10,428,667 (1) (10) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,398,333 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 39.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(9)	Includes 469,666 shares of Oragenics Inc. common stock held directly and 500,000 shares able to be acquired upon immediately exerciseable warrants at $2.00 per share issued to Mr. Koski.
(10)	Represents shares beneficially owned directly by the KFLP, of which Mr. Thomas Koski is a general partner and may be deemed to have beneficial ownership. Mr. Thomas Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest.

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D ( “Amendment No. 7”) amends and supplements the statement on Schedule 13D originally filed on July 8, 2009, (the “Original Schedule 13D”), as it was previously amended and supplemented by Amendment No. 1 filed on February 12, 2010, (“Amendment No. 1”), and Amendment No. 2 filed on August 6, 2010 (“Amendment No. 2”) and No. 3 filed on February 11, 2011 ( “Amendment No. 3”), Amendment No. 4 filed on April 5, 2012 (“Amendment No. 4”), Amendment No. 5 filed on June 15, 2012 (“Amendment No. 5”) and Amendment No. 6 filed on August 10, 2012 (“Amendment No. 6”) (Amendment No. 7, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 hereinafter, collectively, referred to as the “Schedule 13D”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (“Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 4902 Eisenhower Boulevard, Suite 125, Tampa, Florida.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are hereby amended and restated as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Koski Family Limited Partnership (“KFLP”), a Texas partnership.

(2) Christine L. Koski, the managing general partner of KFLP and a Director of the Issuer.

(3) Robert C. Koski, a general partner of KFLP and a Director of the Issuer.

(4) Beverly L. Koski, as sole shareholder of Koski Management Inc., a general partner of KFLP.

(5) Thomas L. Koski, a general partner of KFLP.

KFLP is a Texas -based private family partnership principally engaged in the business of investing and managing its own private equity investments.

The business address for KFLP is 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

Each of the individuals set forth in clauses (2) through (5) are United States citizens. The business address for each is c/o Koski Family Limited Partnership, 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

KFLP and the individuals listed in clauses (2) through (5) above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.” The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Original Schedule 13D and incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on Schedule 13D constitutes an amendment to the original report of the Reporting Group.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No, 5 and Amendment No. 6 are supplemented and amended by the information below.

This Amendment is being filed to report the additional changes in beneficial ownership resulting from the issuance by the Company of common stock under the Company’s 2012 Equity Incentive Plan, to officers and non-employee directors for previously disclosed performance-based objectives that were triggered under established long term incentive programs (“LTIPs”). On October 23, 2012, the Company issued an aggregate of 65,405 shares under the LTIPs for executive officers participants and the non-employee directors of which non-employee directors Christine Koski and Robert Koski each were issued 13,081 shares.

This Amendment is also being filed to report a distribution of Oragenics warrants held by the Koski Family Limited Partnership (“KFLP”) to its underlying partners and the transfer by Robert C. Koski of the warrants received as a partner of the KFLP to trusts for his children of which he serves as sole trustee. Warrants to acquire an aggregate of 1,510,000 shares of Oragenics common stock were distributed to the partners of the KFLP on a pro rata basis with 500,000 warrant shares distributed to each of Christine Koski, Robert Koski and Thomas Koski, and 10,000 warrant shares to Koski Management, Inc. owned by Beverly Koski. Robert C. Koski subsequently transferred his warrant to acquire 500,000 shares to five separate trusts for his children on an equal basis of 100,000 warrant shares each.

This amendment is being filed to reflect the impact on the applicable Reporting Persons beneficial ownership of the Company’s shares resulting from the above.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are supplemented and amended by the information below.

The information in Item 3 of this Amendment No. 7 is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Company to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are supplemented and amended by the information below.

This Amendment No. 7 is being filed to reflect the impact on the applicable Reporting Persons beneficial ownership of the Company’s share issuances resulting from (i) performance based stock awards described above; and (ii) distribution of warrants from the Koski Family Limited Partnership to its underlying partners and the transfer by Robert C. Koski of the warrants received as a partner of the KFLP to trusts for his children of which he serves as sole trustee. Warrants to acquire an aggregate of 1,510,000 shares of Oragenics common stock were distributed to the partners of the KFLP on a pro rata basis with 500,000 warrant shares distributed to each of Christine Koski, Robert Koski and Thomas Koski, and 10,000 warrant shares to Beverly Koski. Robert C. Koski subsequently transferred his warrant to acquire 500,000 shares to five separate trusts for his children on an equal basis of 100,000 warrant shares each.

As of February 1, 2013, the Reporting Persons beneficially own an aggregate of 13,464,627 shares of Common Stock, or approximately 45.4% of the Common Stock then outstanding, including consideration of the KFLP Warrants and the warrants held (i) individually by the partners of the KFLP and (ii) by the trusts for Mr. Robert C. Koski’s children of which he serves as sole trustee.

By virtue of their potential status as a “group” for purposes of Rule 13d- 5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)	The Koski Family Limited Partnership (“KFLP”) directly owns 9,767,742 shares of Common Stock and has the right to acquire 660,925 shares of Common Stock through currently outstanding and exerciseable warrants, (together with the directly owned shares 10,428,667 shares), constituting 37.0% of the Common Stock of the Issuer outstanding as of January 31, 2013. The KFLP may be deemed to have shared voting power and investment power with respect to all shares of Common Stock referred to above.

(2)	Christine L. Koski as a general partner of the KFLP, may be deemed to be the beneficial owner of the 10,428,667 shares of Common Stock owned by the KFLP, constituting approximately 37.0% of the Common Stock of the Issuer outstanding as of January 31, 2013. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Ms. Koski directly owns 494,147 shares of common stock and warrants to acquire 500,000 shares of Common Stock, constituting 3.6% of the Common Stock of the Issuer outstanding as of January 31, 2013 and together with the KFLP shares and warrants 39.9%. Ms. Koski has sole voting and investment power with respect to these shares.

(3)	Robert C. Koski as a general partner of the KFLP, may be deemed to be the beneficial owner of the 10,428,667 shares of Common Stock owned by the KFLP, constituting approximately 37.0% of the Common Stock of the Issuer outstanding as of January 31, 2013. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski directly owns 54,481 shares of common stock and warrants to acquire 500,000 shares of Common Stock, constituting less than one percent of the Common Stock of the Issuer outstanding as of January 31, 2013. Mr. Koski also has sole voting and investment power with respect to these shares. Mr. Koski also may be deemed to be the beneficial owner of an aggregate of 997,666 shares, consisting of 497,666 shares of Common Stock and warrants to acquire 500,000 shares of Common Stock owned by trusts of which Mr. Koski serves as sole trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (100,000 shares and 100,000 warrant shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (100,000 shares and 100,000 warrant shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (100,000 shares and 100,000 warrant shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (100,000 shares and 100,000 warrant shares) and The Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (97,666 shares and 100,000 warrant shares). Mr. Koski’s individual holdings together with the trust holdings constitute 3.8% of the Common Stock of the Issuer outstanding as of January 31, 2013 and together with the KFLP shares and warrants 40.1%.

(4)	Beverly L. Koski as the sole shareholder of Koski Management, Inc. (a general partner of the KFLP), may be deemed to be the beneficial owner of the 10,428,667 shares of Common Stock owned by the KFLP, constituting approximately 37.0% of the Common Stock of the Issuer outstanding as of January 31, 2013. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Koski Management, Inc. (solely owned by Beverly Koski) directly owns 10,000 shares of common stock and warrants to acquire 10,000 shares of Common Stock, constituting less than one percent of the Common Stock of the Issuer outstanding as of January 31, 2013 and together with the KFLP shares and warrants 37.1%. Ms. Koski has sole control of Koski Management, Inc. and thus sole voting and investment power with respect to these shares.

(5)	Thomas L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 10,428,667 shares of Common Stock owned by the KFLP, constituting approximately 37.0% of the Common Stock of the Issuer outstanding as of January 31, 2013. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski owns 469,666 shares of common stock and warrants to acquire 500,000 shares of Common Stock constituting 3.5% of the Common Stock of the Issuer outstanding as of January 31, 2013 and together with the KFLP shares and warrants 39.8%. Mr. Koski has sole voting and investment power with respect to these shares.

(c)	To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1¹	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2¹	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3¹	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4¹	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5¹	Power of Attorney of Beverly Koski dated July 2, 2009.

Exhibit 99.6¹	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

¹	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 6, 2013

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski*
Christine L. Koski
General Managing Member

/s/ Christine L. Koski*
Christine L. Koski

/s/ Robert C. Koski*
Robert C. Koski

/s/ Thomas L. Koski*
Thomas L. Koski

/s/ Beverly Koski*
Beverly Koski

*By:	/s/ Mark A. Catchur
Mark A. Catchur
As Attorney-in-Fact

*	Mr. Mark A. Catchur is signing as Attorney-in-Fact pursuant to powers of attorney dated July 1, 2009 and July 2, 2009 granted by each Reporting Person, copies of which are filed as exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

Index of Exhibits

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1¹	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2¹	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3¹	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4¹	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5¹	Power of Attorney of Beverly Koski dated July 2, 2009.

Exhibit 99.6¹	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

¹	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.